Exhibit 99.1

Apollomics Announces Top-line Results for Phase 3 Bridging Trial of Uproleselan in China in Patients with

Relapsed or Refractory Acute Myeloid Leukemia

FOSTER CITY, Calif. – December 20, 2024 (GLOBAL NEWSWIRE) – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, announced today the results from its Phase 3 bridging trial of uproleselan in China in patients with relapsed or refractory acute myeloid leukemia. The trial did not demonstrate favorable benefit for uproleselan.

The Phase 3 trial was a randomized, double-blinded bridging trial to evaluate the safety and efficacy of uproleselan administered with chemotherapy versus chemotherapy alone in patients with relapsed or refractory acute myeloid leukemia. The primary endpoint was comparing overall survival (OS) in the uproleselan treatment arm versus the control arm. A total of 140 subjects were enrolled in the Phase 3 trial and randomized 1:1 to receive either uproleselan with chemotherapy (n=69) or chemotherapy alone (n=71). The median OS in the uproleselan arm was 9.3 months (95% CI 6.1 – 16.0 months) versus 14.3 months (95% CI 6.2 – NA months) in the chemotherapy-only arm (p=0.48). Addition of uproleselan to chemotherapy was generally well tolerated, with a similar safety profile to the control arm. The incidence of serious adverse events was 43% in the uproleselan arm versus 39% in the chemotherapy-only arm. The most common serious adverse events in the uproleselan arm were decreased platelet count, infectious pneumonia, and sepsis.

“While we are disappointed that uproleselan did not show a clinical benefit, the results were expected given that the global Phase 3 trial of uproleselan in a similar patient population by our partner, Glycomimetics, did not meet its primary endpoint earlier this year. Our regulatory and commercial strategy in China has always required a positive global Phase 3 trial, and therefore we are currently wrapping up this program,” said Guo-Liang Yu, PhD, Chairman and CEO of Apollomics. “We extend our thanks and gratitude to all the patients and their families, investigators and clinical team that supported the trial.”

In August 2024, Apollomics announced the write-down of the intangible asset related to the upfront payment for the uproleselan program. Apollomics is concluding the clinical trial and expects future expenses for the uproleselan program to be less than $500,000.

The Company intends to submit the full results of this trial for presentation at a future medical conference.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and over 10 other countries. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s strategy, prospects, plans and objectives are forward-looking statements, including statements about the conclusion, expenses and results of the Phase 3 bridging trial. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2023, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contact:

Eric Ribner

LifeSci Advisors, LLC

(646) 751-4363

eric@lifesciadvisors.com